Form 20-F
period 2003-12-31
ITV PLC
filed 2004-03-26
CIK 1283708

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 1, 2003 to December 31, 2003

Commission file number: 001-12370

ITV plc
(Successor to Carlton Communications Plc)

(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

The London Television Centre
Upper Ground
London SE1 9LT
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Exchangeable Capital Securities ("X-CAPs") ($25 Principal Amount per X-CAP)	New York Stock Exchange, Inc.
Cumulative Dollar-denominated Redeemable Preference shares of $0.01 each par value ("Cumulative Dollar-denominated Preference shares")	New York Stock Exchange, Inc.*
American Depositary Shares ("ADSs"), each representing rights to receive one Cumulative Dollar-denominated Preference share	New York Stock Exchange, Inc.*

*
Registered for technical reasons in connection with the X-CAPs and not for trading unless and until the X-CAPs are exchanged for Cumulative Dollar-denominated Preference shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares of 10p each
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Transition Report:

ITV plc Ordinary shares of 10p each: 20
ITV plc Redeemable Preference shares of £1 each: 49,998

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒    Item 18 ☐

        As used herein, each of the terms "Company", "Carlton" and the "Group" means Carlton Communications Plc and its subsidiaries, except where the context otherwise requires.

MERGER WITH GRANADA

        In October 2002, Carlton announced a proposed merger (the "Merger") with Granada plc ("Granada") to progress further the consolidation of the ITV network. The Merger was implemented by the acquisition of Carlton and Granada by a new holding company, ITV plc, pursuant to inter-conditional schemes of arrangement of the holders of Carlton Ordinary shares and Granada shares, respectively, under section 425 of the Companies Act 1985 of the United Kingdom. The Merger became effective as of February 2, 2004.

        The last day of dealings in Carlton Ordinary shares and Granada Ordinary shares on the London Stock Exchange was January 30, 2004. The first day of dealings in ITV ordinary shares and ITV convertible shares on the London Stock Exchange was February 2, 2004. In connection with and prior to the Merger, the listing of the Carlton ADSs on NASDAQ was also cancelled. It is not anticipated that a new American Depository Receipt Program will be established by ITV plc following the Merger.

        Since completion of the Merger, ITV plc has been subject to the reporting requirements of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will file reports and other information with the SEC as a successor registrant to Carlton in accordance with Rule 12g-3 of the Exchange Act. The reporting status of ITV plc under the Exchange Act will be kept under review.

        ITV plc adopted a December 31 fiscal year end, consistent with ITV's business cycle, and adopted from the date of the Merger accounting policies consistent with those of Granada in accordance with UK GAAP. In anticipation of the Merger and the adoption by ITV plc of a December 31 fiscal year end, Carlton changed its fiscal year end from September 30 to December 31. ITV plc is filing this Transition Report on Form 20-F with respect to Carlton's results for the three month period ended December 31, 2003. Pursuant to Rule 13a-10(g)(4) of the Exchange Act, this Transition Report is responding to Items 5, 8.A.7, 13, 14 and 17.

FORWARD-LOOKING STATEMENTS

        In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, ITV plc is providing the following cautionary statement. This Transition Report contains certain statements that are or may be forward-looking with respect to the benefits of the Merger and with respect to the strategy, revenues, dividends, cost savings and other synergies, cash costs, the financial condition, results of operations and businesses of Carlton and/or ITV plc and certain of their plans and objectives, as well as regulatory developments. In particular, among other statements, certain statements in "Item 5—Operating and Financial Review and Prospects" are or may be forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in this Transition Report as well as (i) the ability of Carlton and Granada to integrate their businesses, achieve cost savings and realize other synergies, (ii) the restrictive impact of the behavioral undertakings entered into in connection with the Merger on the business of ITV plc, in particular its ability to maintain and/or grow its share of broadcast revenues, (iii) the level of UK advertising expenditure which, in turn, is influenced by the condition of the UK and global economies, (iv) adverse changes in tax laws and regulations including the regulatory regime under which ITV plc operates, (v) the risks associated with the introduction of new products and services, (vi) the competition for UK television airtime, including, without any limitation, pricing, product, program initiatives of competitors and increased competition of programs such as major sporting events, (vii) changes in technology or consumer demand, (viii) reliance on third party technology (ix) the termination or delay of key contracts, (x) the ability of Carlton and/or ITV plc to successfully establish and protect its intellectual property, (xi) risks relating to treasury activities, (xii) exposure to Carlton and/or ITV plc's investments in companies not controlled by Carlton and/or ITV plc and (xiii) fluctuations in exchange rates. A further description of these and other risks, uncertainties and other matters can be found under "Item 3—Key Information—B. Risk Factors" included in the Annual Report on Form 20-F of Carlton for the year ended September 30, 2003.

        Nothing in this Transition Report on Form 20-F should be construed as a profit forecast or be interpreted to mean that the earnings per share of ITV plc will necessarily be greater than the historical earnings per share of Carlton and Granada combined. Neither Carlton nor ITV plc assume any obligation to update any forward-looking statements contained in this Transition Report as a result of new information for future events or developments.

PART I

Item 5—Operating and Financial Review and Prospects

A.    Operating Results

        The review of operations is based on the financial position and performance of the Company as reported under UK GAAP. A summary of the Company's unaudited results for the three months ended December 31, 2003, as well as a summary of the Company's unaudited results for the three months ended December 31, 2002 (solely for comparative purposes) are shown below:

	Three months ended December 31,
	2003			2002
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(in millions)
Total net sales	£276.7	£—	£276.7	£272.8	£—	£272.8
Less: share of joint ventures	(23.7)	—	(23.7)	(23.1)	—	(23.1)

Net sales	253.0	—	253.0	249.7	—	249.7
Operating costs	(243.1)	—	(243.1)	(223.9)	—	(223.9)
Exceptional operating items	(47.5)	—	(47.5)	(0.2)	—	(0.2)

Operating (loss)/income	(37.6)	—	(37.6)	25.6	—	25.6
Share of operating results of joint ventures and associates	5.1	—	5.1	1.4	—	1.4
Profit on sale or termination of businesses	0.9	0.2	1.1	—	—	—

(Loss)/income on ordinary activities before interest	(31.6)	0.2	(31.4)	27.0	—	27.0
Amounts written off investments	(273.1)	—	(273.1)	—	—	—
Net interest payable	(4.4)	—	(4.4)	(1.3)	—	(l.3)

(Loss)/income before taxes	£(309.1)	£0.2	£(308.9)	£25.7	£—	£25.7

Summary

        In the three months to December 31, 2003, consolidated net sales were £253.0 million, an increase of £3.3 million or 1.3% over the 2002 comparative period. The increase was principally due to growth in television advertising revenues and increased activity in The Moving Picture Company, partially offset by a fall in screen advertising revenues. These factors are discussed in the divisional commentary below.

        Operating costs in the three months to December 31, 2003 were £290.6 million (2002: £224.1 million) and as a percentage of net sales were 114.9% (2002: 89.7%). Operating costs in the period to December 31, 2003 included exceptional operating items of £47.5 million (2002: £0.2 million) which are discussed below. These exceptional items were the principal reason for the operating loss of £37.6 million for three months to December 31, 2003 (2002: profit of £25.6 million).

Broadcasting

        Net sales in the three months to December 31, 2003 increased by 4.3% to £212.5 million (2002: £203.8 million), however operating income decreased by 47.7% to £13.8 million (2002: £26.4 million). The increase in net sales was due to growth in television advertising and sponsorship revenues (£5.7 million) and increased activity in The Moving Picture Company (£3.6 million) due to high-end digital visual effects and computer animation work for the Troy and Harry Potter 3 films.

        Operating income declined principally due to the increase in the Company's ITV1 network program costs, debt provisions and redundancy costs relating to the Merger. Program costs increased by 13.2% in the period to £113.9 million (2002: £100.6 million) due to the Rugby World Cup and higher than usual levels of commissioned dramas.

        Payments to the UK Government for the Company's wholly owned broadcasting licenses continue to be a significant element of costs. In the period these payments totaled £24.5 million (2002: £26.1 million). This is calculated net of the effect of digital penetration, which has been estimated at an average of 46% (2002: 38%) in the period, reducing license costs by £14.6 million (2002: £11.7 million).

Screen Advertising

        Net sales decreased by 23.3% to £17.4 million (2002: £22.7 million) and operating income declined by 63.4% to £1.5 million (2002: £4.1 million). The decline in screen advertising revenues year on year is due to a number of factors. The principal factor is that the films shown in cinemas in 2003 were not as strong as 2002, particularly in the final quarter. Admissions in the three months to December 31, 2002 were exceptionally high due to films such as Harry Potter, Lord of the Rings and James Bond.

Content

        Net sales marginally decreased by 0.4% to £23.1 million (2002: £23.2 million) and operating loss increased by 3.4% to £3.0 million (2002: £2.9 million). Content consists of Carlton Productions and Carlton International (incorporating Carlton Visual Entertainment, Carlton America and Carlton Publishing Group).

        The decline in turnover from Carlton Productions, primarily due to delays in delivering productions, was offset by increased revenues from Carlton International due to growth in Carlton America and the Carlton Publishing Group.

Other

        Central overheads net of rental income and group foreign exchange differences amounted to a net cost of £2.4 million (2002: £1.8 million).

Exceptional Items

        In the three months to December 31, 2003 there was a £47.5 million charge incurred in connection with the merger with Granada. A tax credit of £6.5 million arises on these items. The merger costs comprise £4.2 million of redundancy costs, £7.4 million of professional fees, £5.1 million of merger retention bonuses, £26.6 million of share plan charges and £4.2 million of other charges, primarily a write-off of X-CAP issue costs. The three month period ended December 31, 2003 was the first period in which the performance conditions for the two Equity Participation Plans were met which resulted in the cumulative share plan charge being recorded in this period. £19.9 million of the £26.6 million charge relates to the first scheme which vested early as a result of the Merger and £6.7 million for the second scheme. The X-CAP issue costs were written off due to the intention of the ITV plc board to call this debt instrument following the Merger.

Continuing Operations Profit on Sale or Termination of Businesses

        The liquidation in 2003 of the Italian operations of Screenvision Europe (a joint venture) acquired in 2002 resulted in a £7.6 million loss on termination of the business in the year ended September 30, 2003. A completion dispute exists in respect of this matter and a claim to recover the related costs has been made against the vendors. See "Item 8B—Legal Proceedings" for further details. There was a £0.9 million reversal of this provision in the three months to December 31, 2003 due to cash received from the vendor.

Discontinued Operations Profit on Sale of Businesses

        There were no new discontinued operations in the three months to December 31, 2003. The £0.4 million of discontinued operations in 2003 predominately relate to adjustments to the accrued costs and taxation in respect of the disposal of Technicolor in March 2001.

Amounts Written Off Investments

        The £273.1 million charge for the three months to December 31, 2003 is principally due to the effect of reclassifying the Thomson shares as current asset investments, writing them down to their net realizable value in the process. See "Item 5—Operating and Financial Review and Prospects—E. Accounting Principles and US GAAP reconciliations" included in the Annual Report on Form 20-F of Carlton for the year ended September 30, 2003 for further details. The £271.3 million charge was based on the closing December 31, 2003 share price of €16.9 compared with a book value of €41.2 per share. The balance represents a £1.8 million write-down of the investment in France Telefilms to its net realizable value.

Joint Ventures and Associated Companies

        The Company's share of profits from joint ventures and associated companies was £5.1 million (2002: £1.4 million). The increase in the share of operating profits was principally due to improved performance from ITV2 and GMTV.

Net Interest

        Net interest payable in the three months to December 31, 2003 was £4.4 million (2002: £1.3 million). The increase in net interest charge in 2003 is due to higher effective interest rates as a result of reduced swap benefits and the accelerated amortization of exchangeable bond issue costs.

Taxation on Income

        A tax credit of £2.7 million arises on the loss before tax of £308.9 million, which represents a tax rate of 0.9%, principally due to non tax deductible items. A tax charge of £4.1 million arises on profits from continuing operations, before exceptional items in continuing operations and amortization, of £15.0 million, which represents a tax rate of 27.3%. Such exceptional items in continuing operations comprise: exceptional operating items of £47.5 million, profit on sale or termination of businesses of £0.9 million and amounts written off investments of £273.1 million, which together with amortization of £4.4 million gave rise to a tax credit of £6.6 million. A tax credit of £0.2 million, in respect of deferred tax assets not previously recognized, has been attributed to discontinued operations.

Dividends

        The Company paid a £5.3 million non-equity dividend in the three months to December 31, 2003 (2002: £5.3 million) relating to the 6.5p Preference shareholders. The Company did not declare an equity dividend for this period. However, ITV plc shareholders will receive a dividend of 0.5 pence for the three months to December 31, 2003 which is being funded by a £25 million dividend from Granada.

Earnings per Ordinary Share

        The reported basic loss per share in the three months ended December 31, 2003 was 46.3p. 46.4p is from continuing operations which is offset by 0.1p of earnings per share from discontinued operations. The number of shares used in the calculation of loss per share is set out in Note 3 of Notes to the Consolidated Financial Statements.

B.    Liquidity and Capital Resources

Financing

        As at December 31, 2003 the Company had cash and other liquid funds of £491.6 million, down from £509.6 million at September 30, 2003 due to operating cash inflow being more than offset by interest payments, taxation payments and purchases of tangible fixed assets. The Company's net debt at December 31, 2003 was £527.4 million, increased from net debt of £508.0 million at September 30, 2003.

        In this context, net debt is calculated as the aggregate of cash at bank and in hand, bank loans and overdrafts, long term debt, loan notes, convertible debt and finance leases. Net interest expense in the three months ended December 31, 2003 was £4.4 million.

        As at December 31, 2003, the Company's borrowings were comprised of five principal instruments which are listed below. The Board of ITV plc is currently reviewing the debt structure of the merged group.

  •
  US$150 million undated X-CAPs, divided into 6,000,000 securities of US$25 per security with a coupon of 8% per annum, payable quarterly. Upon effectiveness of the Merger, the X-CAPs were assumed by ITV plc. The securities are redeemable at the option of ITV plc at US$25 per security. On March 18, 2004 ITV plc served notice to the trustee of its decision to call the X-CAPs at par (US$25 per security). The noteholders will be repaid the principal on April 23, 2004 along with accrued interest from March 15, 2004.

  •
  £200 million Eurobond, issued in May 1997, which pays an annual coupon of 7.625% and matures in June 2007.

  •
  £250 million Eurobond, issued in February 1999, which pays an annual coupon of 5.625% and matures in March 2009.

  •
  £11.5 million loan notes issued in 2001 under the Company's £1,000 million Euro Medium Term Note ("EMTN") program. The notes (when combined with a related cross currency interest rate swap) have a financing cost of 6 month sterling libor plus 0.48%. The notes mature in 2006.

  •
  €638.6 million (£447.5 million) Exchangeable bonds, issued in November 2001, which at the latest, will mature in 2007. The bonds carry a coupon of 2.25% per annum and have a fixed exchange price of €41.2. The bonds are exchangeable into 15.5 million ordinary shares in Thomson representing the Company's underlying total equity interest in Thomson. The bonds are callable by the Company from July 2003 under certain conditions and are puttable by investors at their option on January 4, 2005 at par.

        The Company uses interest rate swaps, options and forward rate agreements to manage the interest rate exposure on its debt and cash positions.

        The various facilities in place at December 31, 2003 along with their principal features are as follows:

—Revolving facility:	Allows draw down of unsecured committed multi-currency advances totaling £100 million. As at December 31, 2003 the facility was undrawn. Availability of the facility is subject to an interest cover covenant and change of control clause. The facility matured on the change of control resulting from the completion of the Merger on February 2, 2004.
—EMTN program:	The program size is £1,000 million. At December 31, 2003 £11.5 million was held by third party investors.

—Euro-Commercial Paper Program:	The program size is up to US$150 million equivalent, with a 364 day maximum term. At December 31, 2003, £nil had been issued.

        Any movement in the Company's credit rating will not affect the debt already issued under any of the above facilities.

        Dividends on 6.5p Preference shares are payable in January and July of each year.

        ITV plc is of the opinion that, taking into account the bank and other facilities available to the merged group and its operating cashflows, the merged group has sufficient working capital for at least 12 months from the publication of the listing particulars (December 8, 2003).

Cash Flow

        Carlton generated £12.1 million of cash from operations in the three months to December 31, 2003. There was a £19.5 million decrease in working capital in the period primarily in the Content division.

        Net interest paid was £5.2 million and the cash cost of preference dividends was £5.3 million.

        Net tax paid by the Company in the three months ended December 31, 2003 was £9.3 million.

        Purchases of tangible fixed assets amounted to £3.8 million, £2.2 million of which related to purchases of computer equipment and software in The Moving Picture Company.

        Overall there was a net cash outflow of £13.3 million, a negative exchange movement on the sterling value of net debt of £6.3 million (due to the strengthening of the euro against sterling, which increased the book value of the exchangeable bond liability) and a finance lease creditor payments of £0.2 million. These resulted in net borrowings at December 31, 2003 of £527.4 million.

Shareholders' Equity

        At December 31, 2003, the Company's shareholders' equity, under UK GAAP, totaled £172.2 million, as compared to £465.3 million at September 30, 2003. The components of this net decrease are shown in the table entitled "Reconciliation of Movements in Shareholders' Equity" in the Consolidated Financial Statements. The principal causes of this decrease were the change in classification of the Thomson shares from fixed asset investments to current asset investments in the period resulting in a write-down of £271.3 and £47.5 million charged in connection with the Merger.

        The cumulative goodwill written off to equity at December 31, 2003 and September 30, 2003 amounted to £933.5 million. If shareholders' equity had been determined in accordance with US GAAP, shareholders' equity attributable to the holders of Ordinary shares would have totaled £539.1 million at December 31, 2003 as compared with £556.2 million at September 30, 2003. See Note 11 of Notes to the Consolidated Financial Statements for the differences between UK and US GAAP.

Capital Expenditure

        The Company's management anticipates that future capital expenditure will be financed principally from cash generated from the operations of the merged group and it believes that such cash flow will be sufficient to meet such requirements. At December 31, 2003, the Company had contracted for capital expenditure totaling approximately £1.7 million.

C.    Research and Development

        Following the disposal of the Technicolor group of companies in March 2001, the Company no longer incurs any material research and development expenditure.

D.    Trend Information

        The following trends, uncertainties and events could have a material impact on ITV plc's and the Company's net revenues, income from continuing operations, net income, and liquidity and capital resources.

  1.
  ITV plc believes that the level of advertising revenues it receives is partially correlated with the level of activity in the economy. The Company's ITV1 Net advertising revenue ("NAR") in the three months ended December 31, 2003 was at a similar level to the equivalent period in 2002.

  2.
  There may also be year-on-year advertising revenue fluctuations caused by other factors such as the timing of major sporting events.

  3.
  ITV1 has lost viewer share to satellite, cable and digital terrestrial television ("DTT") channels, resulting in about a 10 percentage point decline in commercial impacts between 1999 and 2002 and around a 10% decline in share of TV NAR over the same period. This trend was halted in calendar 2003 when ITV1 managed to broadly maintain its share of commercial impacts. Under the Contract Rights Renewal ("CRR") undertakings, ITV1's commercial revenue share is now more explicitly linked to its share of commercial impacts. It remains to be seen whether ITV1's share of commercial impacts has now reached a plateau or if the trend described above is likely to recommence as more UK homes switch to digital TV. ITV2 continued to grow its share of TV NAR and commercial impacts over this period.

  4.
  ITV's program schedule consists of original material, feature films and sports events, the cost of which is determined, in part, by market factors. Competition for this type of programming is increasing as the numbers of channels increases.

  5.
  Since the Merger was announced in October 2002, both the Company and Granada have been working on a profit improvement plan which has now identified total cost savings of £100 million annually. In the 12 months ended September 30, 2003, £34 million of these cost savings were achieved by the Company and Granada together, the annualised effect of which is £43 million. The further run rate cost savings of £57 million per annum are expected to be substantially achieved in the financial year ending December 2005.

E.    Off-balance Sheet Arrangements

        The Company does not have any off-balance sheet arrangements as such term is defined for purposes of Item 5E.

F.     Tabular Disclosure of Contractual Obligations

        See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" included in the Annual Report on Form 20-F of Carlton for the year ended September 30, 2003. As at December 31, 2003 there have been no material changes to Carlton's contractual obligations.

G.    Accounting Principles and US GAAP Reconciliations

(i)    Critical Accounting Policies

        In December 2001, the SEC issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR60"), suggesting companies provide additional disclosures and commentary on those accounting policies considered most critical. FRR60 considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations and requires significant judgment and estimates in its application.

        The application of UK GAAP often requires judgment in the formulation of accounting policies and when presenting a true and fair view of the Company's financial position and results in its consolidated financial statements. Often, judgment is required in respect of items where the choice of specific policy to be followed can materially affect the Company's results or net asset position, in particular through estimating the lives of recoverability of particular assets, the timing of when a transaction is recognized or the carrying value of fixed asset investments.

        The Company considers that the following accounting policies are critical:

  •
  Revenue
  •
  Goodwill
  •
  Amortization of film libraries
  •
  Financial instruments
  •
  Program rights
  •
  Pensions

Revenue

        Net sales, which exclude value added tax and sales between Group companies, represents the value of products and services sold. The Company believes that there are no significant estimates involved with revenue recognition. Key classes of revenue are recognized as follows:

  •
  Advertising—on transmission
  •
  Program production—on delivery
  •
  Production and film rights—the point that the right sold is available for exploitation. This results in deferred revenue when cash is received before the license period commences
  •
  Facilities—on provision of the service
  •
  Product merchandising—on product delivery

Goodwill

        Goodwill arises where the acquisition cost exceeds the fair values attributable to the net assets acquired and is capitalized as an intangible asset. Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, amongst other items.

        FRS 10, "Goodwill and Intangible Assets", provides that the cost is amortized on a straight-line basis over the estimated life, of up to 20 years. All goodwill currently held on the Company's balance sheet is being amortized over lives ranging between 10 and 20 years. The choice of amortization period is subject to judgment, being based upon consideration of factors such as license periods, license renewal assumptions and program format lives. These factors have a significant impact on the annual amortization charge.

        At December 31, 2003, the carrying value of subsidiaries' goodwill amounted to £188.6 million. Applying the lives referred to in the previous paragraph resulted in an amortization charge for the three months ended December 31, 2003 of £2.9 million.

        Goodwill impairment reviews are also an area requiring judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cashflows derived from income generating units using cashflow projections and discounting using an appropriate discount rate.

        The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Note 11(a) of Notes to Consolidated Financial Statements for further details).

Amortization of Film Libraries

        Film libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off in equal annual instalments over the estimated economic life of the assets over a period of up to forty years. At December 31, 2003 the carrying value of film libraries was £112.6 million. The amortization charge for the three month period was £0.7 million.

        The useful economic life has been adopted in view of the classical and ongoing appeal of the library titles. This view is subject to a degree of judgment. The treatment of film library amortization under US GAAP differs significantly from that under UK GAAP (see Note 11(g) of Notes to Consolidated Financial Statements for further details).

        The annual impairment reviews of the carrying value of film libraries are also an area involving judgment, requiring assessment of future cashflows, growth assumptions and discounting using an applicable discount rate.

Financial Instruments

        Under UK GAAP the fair value of underlying financial instruments is not recorded in the Company's financial statements to the extent that the financial instruments meet the condition to be accounted for as hedges. If the hedging conditions are not met, there is a potential for significant impact on the Company's results due to the requirement of FRS 12, "Provisions, Contingent Liabilities and Contingent Assets," to provide for the fair value in the Company's financial statements of those financial instruments which are liabilities.

        The ability to continue to apply hedge accounting once the conditions have been met at the outset, depends on various factors, which include maintaining the ownership of the original financial instruments used in the hedge and a clear demonstration of the reasonable intention to use the hedging transaction to hedge an underlying exposure. Circumstances in the future could impact on the Company's ability and willingness to continue to hold the original financial instrument.

        Under US GAAP, all financial instruments (both assets and liabilities) are carried at their fair value with any changes charged to net income (see Note 11(b) of Notes to the Consolidated Financial Statements for further details).

Program Rights

        The Company's international rights division invests in program productions in the UK and the US in return for program rights. The carrying value of these rights are classified as program and film rights on the balance sheet and totaled £39.8 million as at December 31, 2003.

        The carrying value of the rights is assessed using the income forecasting method. This involves making assumptions on the level of future rights income generated from the program. The level of judgment required is increased in the situation when the program has not yet been made.

Pensions

        The Company maintains a number of defined benefit and defined contribution pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year under the UK GAAP accounting standard, SSAP 24, "Accounting for Pension Costs". The costs of defined contribution schemes are charged against profits in the period in which they are incurred. These totaled £3.1 million in the three months ended December 31, 2003.

        The external actuaries determine the costs of the defined benefit schemes by using assumptions such as investment rate of return and salary increases that are based on judgment. The market value of assets at the time of the actuarial valuation is also a key factor in determining the level of defined benefit scheme pension contributions and costs. As there is usually a three-year gap between actuarial valuations, there is a risk that pension contributions will change significantly from current levels. The latest actuarial valuation of the Carlton Group scheme was July 2001, the Central scheme, March 2002 and the HTV scheme, August 2003.

        Full adoption of FRS 17, "Retirement Benefits", is not required until the Company's fiscal year ending December 31, 2005. FRS 17 calculates pension costs and asset and liabilities based on different actuarial methods compared to SSAP 24. Net pension assets or liabilities are recognized on the balance sheet under FRS 17, unlike under SSAP 24 where only the accrued pension costs or funding prepayment is recognized on the balance sheet.

        If the Company had chosen to adopt FRS 17 early, the effect in the three months to December 31, 2003 would be to credit pension costs by £0.7 million, an additional £13.2 million actuarial gain recorded in the statement of recognized gains and losses and a £70.3 million post-tax net pension liability recorded on the balance sheet. FRS 17 uses similar actuarial assumptions and net pension liability recognition criteria as US GAAP.

Fixed asset investments

        As a result of the recategorization of the Thomson shares from fixed asset investments to current asset investments during the period, the significant area of judgment surrounding the valuation of the shares has been removed. The Thomson shares are now held at their market value.

H.    Recent Developments

        On December 29, 2003 most of the provision in The Communications Act relating to broadcasting regulation and media ownership came into force. The regulatory duties and powers of the Independent Television Commission ("ITC") were assumed by the Office of Communications ("Ofcom") from this date. Many of the ITC's duties and powers were transferred without any changes to them. The other key change brought about by the Communications Act that affects the Company and ITV plc is the restrictions on ownership and control of Channel 3 licenses and ITN contained in the Broadcasting Act were removed or liberalized.

        On March 15, 2004 Sir Peter Burt was appointed non-executive Chairman of ITV plc.

        On March 18, 2004 ITV plc served notice to the trustee of the $150 million X-CAPs of its decision to call the securities at par (US$25 per security). The noteholders will be repaid the principal on April 23, 2004 along with accrued interest from March 15, 2004.

Item 8—Financial Information

A.7. Legal Proceedings

        Save as discussed below the Company is not currently involved in any legal or arbitration proceedings, which ITV plc believes may have a significant adverse effect on the Company's or ITV plc's financial position or profitability.

ONdigital

        ONdigital 1998 plc (in liquidation), formerly ITV Digital Plc, and ONdigital 1998 (Services) Limited (in liquidation), formerly ITV Digital (Services) Limited ("Services"), are wholly owned subsidiaries of ITV Digital Holdings Limited, formerly ONdigital Holdings Limited ("ITV Digital Holdings"), which is a joint venture company owned 50% by Carlton and 50% by Granada. ONdigital 1998 plc's main activity was the operation of a pay-television platform by means of digital terrestrial technology. It sold packages of digital channels to paying subscribers. Services employed all of the individuals engaged in ONdigital 1998 plc's business and carried out various other payroll and human resources services.

        ONdigital 1998 plc and Services were placed into administration on March 27, 2002. On April 30, 2002 the administrators announced the closure of the businesses. ONdigital 1998 plc ceased broadcasting its pay television channels on May 1, 2002 and both companies were placed into creditors' voluntary liquidation on October 18, 2002.

        The liquidators are currently in the process of realizing the remaining assets of the companies and agreeing the claims of all of their respective creditors (which include Carlton, Granada, ITV Digital Holdings and ITV Sport Channel Limited ("Sport"), which is a joint venture company owned 50% by Carlton and 50% by Granada) so that a dividend can be paid in due course. The liquidators have not yet confirmed when a dividend will be paid or what the level of the dividend will be. In fulfillment of their statutory duties, the liquidators are investigating various matters relating to both ONdigital 1998 plc and Services. This includes the liquidators considering whether there are any grounds for bringing actions against certain parties, including Carlton, Granada, ITV Digital Holdings, Sport and the former directors of ONdigital 1998 plc and Services. To date, no formal proceedings have been initiated by the liquidators, although the liquidators have indicated that they will commence proceedings in relation to a transaction involving Granada, Carlton and ONdigital 1998 plc which they allege to have been carried out at an undervalue. On the basis of legal advice taken by Carlton and Granada, the Carlton and Granada directors believe that there would be a strong defence against such proceedings. Carlton and Granada have indemnified certain former directors of ONdigital 1998 plc in respect of costs and liabilities arising as a result of investigations into the insolvency of ONdigital 1998 plc. In the event that formal proceedings were initiated by the liquidators in this regard, on the basis of legal advice the Carlton directors believe that the former directors of ONdigital 1998 plc would have a strong case for defending any such proceedings.

        Provisions of £13.5 million have been included in Carlton's financial statements as at December 31, 2003 in respect of remaining potential liabilities arising in connection with the closure of ONdigital 1998 plc, Services and Sport.

ITV Trademark

        Carlton and Granada are in discussions with Scottish Television Limited and Grampian Television Limited (the "Scottish Licensees") in relation to the use of the trademark "ITV" in the company name of ITV plc. The ITV trademark is owned by ITV Network Limited ("ITV Network"), a company controlled by Granada and Carlton in which the Scottish Licensees are also members. In December 2002, ITV Network entered into a license agreement (the "License Agreement") under which it granted a license to Carlton and Granada Media Group Limited and their respective group companies (as defined in the License Agreement) to use the ITV trademark for various purposes. It is upon reliance on this license that ITV plc has adopted its company name. The Scottish Licensees have claimed that this use is not permitted under the License Agreement and on November 18, 2003 failed in an application for an injunction to prevent ITV Network passing certain resolutions intended to facilitate such use. The Scottish Licensees did not seek leave to appeal. Discussions in relation to the use of the ITV trademark are continuing.

        The ITV plc directors consider that ITV plc does have the right under the License Agreement to use the ITV trademark in its company name. Granada and Carlton have, however, undertaken to the Court that, if it should be subsequently determined that this use of the trademark is not permitted under the License Agreement, they will pay compensation for what would in those circumstances be the additional right to use the trademark in the company name of ITV plc. The ITV plc directors do not consider that the amount of any such compensation would be material to the merged group.

UGC

        Carlton is involved in two disputes with UGC SA ("UGC") relating to Screenvision Holdings (Europe) Limited ("Screenvision Europe"), an associated undertaking in which Carlton holds a 50 per cent. interest. In May 2003, Screenvision Europe filed an arbitration claim against UGC, RMB International SA ("RMB") and Régie Média Belge SA on the basis that UGC and RMB failed to comply with certain obligations under an agreement for the sale of a 51 per cent. stake in an Italian cinema advertising business to Screenvision Europe. The claim (which is the subject of ICC arbitration) is for damages of €25 million. Screenvision Europe has been advised that it has a strong case for recovery of all or part of this amount.

        In November 2003, UGC issued proceedings against Carlton in the French Court claiming damages of €50 million in respect of Carlton's alleged wrongful termination of pre-contractual negotiations for the acquisition by Carlton of UGC's French cinema advertising business. Carlton has been advised that there may be a strong argument that the French Court does not have jurisdiction and, on the basis of the very preliminary evidence produced by the claimant at this early stage in the proceedings and the legal advice received by Carlton, the Carlton directors consider that were the French Court to retain jurisdiction Carlton would be likely to have a strong defence to the claim. Therefore, no provision has been made in respect of this claim and the Carlton directors believe that no provision will be required.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

PART III

Item 17—Financial Statements

        The following financial statements and financial statement schedules for the three months to December 31, 2003 are filed as part of this Transition Report. The figures used in these financial statements have been extracted from unaudited management information. The Transition Report financial statements have been prepared in accordance with UK GAAP on the basis of the accounting policies set out in the Company's statutory accounts for the 15 months ended December 31, 2003. The Transition Report financial statements include in Note 11 a summary of the differences arising in preparing the financial statements of the Company in UK and US GAAP. The financial statements' disclosures are based on those required in the UK, with additional disclosures required in the US under Item 17.

Page
Consolidated Income Statement	F-1
Consolidated Balance Sheet	F-2
Consolidated Statement of Cash Flows	F-3
Statement of Total Recognized Gains and Losses	F-3
Notes to Consolidated Financial Statements (including Note 11 of Notes to Consolidated Financial Statements—Summary of Differences between UK and US GAAP)	F-4

Item 19—Exhibits

***1	The Memorandum and Articles of Association (as amended on January 13, 2004)
**2.1	First Supplemental Trust Deed constituting £250,000,000 5.625% Bonds due 2009
**2.2	Trust Deed constituting €638,600,000 2.25% Exchangeable Bonds due 2007
**2.3	First Supplemental Trust Deed modifying and restating the provisions of the Trust Deed dated March 2, 2001 relating to the £1,000,000,000 Euro Medium Term Note Program
***2.4	First Supplemental Indenture relating to the succession of Carlton by ITV plc with respect to the X-CAPs
2.5	First Supplemental Trust Deed constituting £200,000,000 7.625% Bonds due 2007
*4.1	The agreement for the sale of Technicolor
*4.2	ONdigital joint venture agreement
*4.3	Carlton Equity Participation Plan
*4.4	Carlton Long Term Incentive Share Plan
*4.5	Carlton Deferred Annual Bonus Share Plan
**4.6	Service Contract—P C Murray
4.7	Merger Agreement (incorporated by reference to the Merger agreement included in Carlton's report on Form 6-K furnished to the SEC on December 16, 2003)
***4.8	Sponsors Agreement
***8	Subsidiaries (incorporated by reference to "Item 4—Information on the Company—M. Organizational Structure")
12	CEO and CFO Certifications pursuant to Rule 13a-14(a) of the US Securities Exchange Act of 1934, as amended
****13	CEO and CFO Certifications pursuant to Rule 13a-14(b) of the US Securities Exchange Act of 1934, as amended

*
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2000.
**
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2001.
***
Incorporated by reference to the Annual Report on Form 20-F of Carlton Communications Plc for the year ended September 30, 2003.
****
Furnished, not filed.

        The total amount of long-term debt securities of the registrant and its subsidiaries under any instrument other than those listed above does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission on request.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Transition Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITV plc (Registrant)
	By: Name: Title:	/s/ HENRY STAUNTON Henry Staunton Finance Director
Date: March 26, 2004

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Continuing operations		Discontinued operations	Total
		(in millions, except per share data)
Total net sales		£276.7		£—	£276.7
Less: share of joint ventures		(23.7)		—	(23.7)

Net sales		253.0		—	253.0
Operating costs		(243.1)		—	(243.1)
Exceptional operating items	1	(47.5)		—	(47.5)

Operating loss		(37.6)		—	(37.6)
Share of operating results of joint ventures		2.6		—	2.6
Joint ventures' amortisation		(0.8)		—	(0.8)
Share of operating results of associates		3.3		—	3.3

		(32.5)		—	(32.5)
Profit on sale or termination of businesses		0.9		0.2	1.1

(Loss)/income on ordinary activities before interest		(31.6)		0.2	(31.4)
Amounts written off investments		(273.1)		—	(273.1)
Net interest payable		(4.4)		—	(4.4)

(Loss)/income before taxes		(309.1)		0.2	(308.9)
Taxation on income	5	2.5		0.2	2.7

Net (loss)/income		£(306.6)		£0.4	£(306.2)

Per Ordinary share:

Basic and diluted	3	(46.4	)p	0.1p	(46.3	)p

See Notes to the Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	As at December 31, 2003
		(in millions)
FIXED ASSETS
Intangible assets	6	£301.2
Property, plant and equipment	7	98.0
Investments in joint ventures
Share of gross assets		56.0
Share of gross liabilities		(52.7)
Loans to joint ventures		28.8
Goodwill		52.6

	8	84.7
Investments in associated undertakings	8	10.4
Other investments	8	3.2

Total fixed asset investments	8	98.3

		497.5

CURRENT ASSETS
Inventory		3.9
Program and film rights		172.3
Debtors: amounts falling due within one year		174.7
Debtors: amounts falling due after more than one year		15.6
Investments		185.5
Cash and other liquid funds		491.6

		1,043.6

CURRENT LIABILITIES
Creditors: amounts falling due within one year		(325.3)

NET CURRENT ASSETS		718.3

TOTAL ASSETS LESS CURRENT LIABILITIES		1,215.8

Loans		(907.5)
Convertible debt		(83.8)
Finance lease creditors		(27.7)
Other liabilities		(11.1)

		(1,030.1)

PROVISIONS FOR LIABILITIES AND CHARGES		(13.5)

NET ASSETS		£172.2

CAPITAL AND RESERVES
Called up share capital	9	£41.8
Share premium account	9	151.4
Other reserves	9	16.9
Profit and loss account	9	(37.9)

SHAREHOLDERS' FUNDS	9	£172.2

Shareholders' funds attributable to:
Equity shareholders' funds (before goodwill)		£942.2
Cumulative goodwill written off directly to reserves		(933.5)

Equity shareholders' funds		8.7
Non-equity shareholders' funds		163.5

Total shareholders' funds		£172.2

See Notes to the Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended December 31, 2003

	Note	(in millions)
CASH FLOW FROM OPERATING ACTIVITIES	2	£12.1
Returns on investments and servicing of finance
Interest received		3.2
Interest paid		(8.4)
Preference dividends paid		(5.3)

		(10.5)
Taxation		(9.3)

CASH FLOW AFTER RETURNS ON INVESTMENTS, SERVICING OF FINANCE AND TAXATION		(7.7)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(3.8)
Purchase of intangible assets		—
Disposal of intangible and tangible fixed assets		0.3
Payments to ITV Digital/ITV Sport Channel		(0.3)
Other net investments		(1.5)

		(5.3)
Acquisitions and disposals		(0.1)

CASH FLOW BEFORE FINANCING		(13.1)
Financing		(0.2)

DECREASE IN CASH IN THE PERIOD		£(13.3)

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET DEBT
DECREASE IN CASH IN THE PERIOD		£(13.3)
Cash outflow from decrease in debt		0.2

Change in net debt resulting from cash flows		(13.1)
Translation difference and non-cash movements		(6.3)

Movement in net debt in the period		(19.4)
Opening net debt		(508.0)

CLOSING NET DEBT		£(527.4)

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

For the three months ended December 31, 2003

(in millions)
Net loss	£(306.2)
Exchange differences on foreign currency net investments	(1.8)

Total recognized gains and losses in the period	£(308.0)

See Notes to the Consolidated Financial Statements.

CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These unaudited interim financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003, and the results of operations and the cash flows for the three month period ended December 31, 2003. All material intercompany balances have been eliminated. Because all of the disclosures required by generally accepted accounting principles are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in our Annual Report on Form 20-F for the year ended September 30, 2003. The statements of operations for the three month period ended December 31, 2003 is not necessarily indicative of results to be expected for any future period, nor for the entire year.

Note 1—Exceptional items

        Exceptional items for the three months to December 31, 2003 all relate to costs incurred in the merger with Granada. These costs are analyzed in the table below.

(in millions)
Redundancy costs	£4.2
Professional fees	7.4
Merger retention bonuses	5.1
Equity Participation Plan 1 charge	19.9
Equity Participation Plan 2 charge	6.7
X-Cap issue costs write off and other costs	4.2

Total merger costs	£47.5

Note 2—Reconciliation of operating profit to net cash flow from operating activities

(in millions)
Operating loss	£(37.6)
Depreciation	5.1
Amortisation	3.6
Stocks	0.8
Program and film rights	11.1
Debtors	1.0
Creditors	6.6
Share-based compensation	21.5

Cash inflow from operating activities	£12.1

Note 3—Earnings per Share

	Earnings	Weighted average number of shares	Per share amount
	(millions)	(millions)	(pence)
Net loss	(306.2)
Preference dividends (note 4)	(5.3)

Basic earnings	(311.5)	672.0	(46.4)
Effect of dilutive securities
Options	—	14.0
Other	—	—

Diluted earnings	(311.5)	686.0	(46.4)

        As there is a continuing operations loss in the three months to December 31, 2003 the share options are not deemed to be dilutive and hence the diluted loss per share is the same as the basic loss per share.

Note 4—Dividends

        The Company accrued a £5.3 million non-equity dividend in the three months to December 31, 2003 (2002: £5.3 million) relating to the 6.5 pence Preference shareholders. The Company did not declare an equity dividend for this period. However, ITV plc shareholders will receive a dividend of 0.5 pence for the three months to December 31, 2003 which is being funded by a £25 million dividend from Granada.

Note 5—Taxation

        A tax credit of £2.7 million arises on the loss before tax of £308.9 million, which represents a tax rate of 0.9%, principally due to non tax deductible items. A tax charge of £4.1 million arises on profits from continuing operations, before exceptional items in continuing operations and amortization, of £15.0 million, which represents a tax rate of 27.3%. Such exceptional items in continuing operations comprise: exceptional operating items of £47.5 million, profit on sale or termination of businesses of £0.9 million and amounts written off investments of £273.1 million, which together with amortization of £4.4 million gave rise to a tax credit of £6.6 million. A tax credit of £0.2 million, in respect of deferred tax assets not previously recognized, has been attributed to discontinued operations.

Note 6—Intangible Fixed Assets

	Goodwill	Film libraries and other	Total
	(in millions)
Cost
At October 1, 2003	£234.5	£126.5	£361.0
Expenditure	—	—	—

At December 31, 2003	£234.5	£126.5	£361.0

Amortization
At October 1, 2003	£43.0	£13.2	£56.2
Charge for the period	2.9	0.7	3.6

At December 31, 2003	£45.9	£13.9	£59.8

Net book value

At December 31, 2003	£188.6	£112.6	£301.2

Note 7—Tangible Fixed Assets

	Land and Buildings
			Plant and Equipment
	Freehold	Leasehold		Total
	(in millions)
Cost
At October 1, 2003	£27.5	£34.1	£94.2	£155.8
Expenditure	0.1	—	3.7	3.8
Disposals	—	—	(1.5)	(1.5)

At December 31, 2003	£27.6	£34.1	£96.4	£158.1

Depreciation
At October 1, 2003	£2.1	£11.0	£43.1	£56.2
Charge for the period	0.1	0.5	4.5	5.1
Disposals	—	—	(1.2)	(1.2)

At December 31, 2003	£2.2	£11.5	£46.4	£60.1

Net book value

At December 31, 2003	£25.4	£22.6	£50.0	£98.0

Note 8—Fixed Asset Investments

	Joint ventures	Associated undertakings	Other investments	Own shares held	Total
	(in millions)
Cost and funding
At October 1, 2003	£57.2	£7.3	£453.6	£10.4	£528.5
Loans advanced	0.6	1.2	—	—	1.8
Loans repaid or discharged	(0.5)	—	—	—	(0.5)
Share of retained results	6.3	1.9	—	—	8.2
Exchange differences and other	(2.6)	—	2.4	(1.3)	(1.5)
Transfer to current asset investments	—	—	(452.7)	—	(452.7)

At December 31, 2003	£61.0	£10.4	£3.3	£9.1	£83.8

Goodwill
At October 1, 2003	£54.0	£—	£—	£—	£54.0
Additions during the period	0.9	—	—	—	0.9
Amortisation	(0.8)	—	—	—	(0.8)
Exchange differences and other	(1.5)	—	—	—	(1.5)

At December 31, 2003	£52.6	£—	£—	£—	£52.6

Provision
At October 1, 2003	£(28.9)	£—	£(1.0)	£(8.2)	£(38.1)
Movements in the period	—	—	(273.1)	—	(273.1)
Transfer to current asset investments	—	—	273.1	—	273.1

At December 31, 2003	£(28.9)	£—	£(1.0)	£(8.2)	£(38.1)

Net book value

At December 31, 2003	£84.7	£10.4	£2.3	£0.9	£98.3

        Other investments at September 30, 2003 included 15.5 million shares in Thomson carried at retranslated book value of £447.5 million on the basis that the Carlton Board had the intention to hold the investment for the long term. As a result of the merger approval process the Carlton Board could not be certain that ITV plc (the company formed on the merger of Carlton and Granada) would have the intention for the Group to hold the Thomson shares for the long term. Consequently, the Carlton Board recategorized the shares, as a current asset investment. This change in categorization requires the shares to be marked down to their net realizable value when they are transferred to current asset investments. The resulting write-down of £271.3 million has been recognized in the period.

        During the period, the Carlton Board elected to offer for sale its 33% interest in France Telefilms. Accordingly, at December 31, 2003, the investment of £2.7 million was written down by £1.8 million and reclassified as a current asset investment.

Note 9—Reconciliation of Movement in Shareholders' Equity

	Share capital	Share premium	Other reserves	Profit and loss account	Total
	(in millions)
At October 1, 2003	£41.8	£151.4	£16.9	£255.2	£465.3
Net loss for the period	—	—	—	(306.2)	(306.2)
Preference dividend	—	—	—	(5.3)	(5.3)
Share-based compensation	—	—	—	20.2	20.2
Exchange differences	—	—	—	(1.8)	(1 .8)

At December 31, 2003	£41.8	£151.4	£16.9	£(37.9)	£172.2

Note 10—Post Balance Sheet Events

Merger with Granada

        On October 16, 2002 the boards of the Company and Granada announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State referred the proposed merger to the Competition Commission on March 11, 2003 and on October 7, 2003 announced that she had decided to clear the merger, subject to appropriate undertakings being given by Carlton and Granada. Carlton and Granada announced on November 14, 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State. On February 2, 2004 Carlton and Granada merged under a Court approved Scheme of Arrangement to form ITV.

        As a result 100% of the Ordinary share capital of the Company was acquired by ITV and the Ordinary shares of the Company were de-listed from the London Stock Exchange on January 30, 2004. The proposed Preference Shareholder Scheme was not passed and the Company has retained its Preference share listing on the London Stock Exchange.

X-CAPs

        On March 18, 2004 ITV plc served notice to the trustee of the $150 million X-CAPs of its decision to call the securities at par (US$25 per security). The noteholders will be repaid the principal on April 23, 2004 along with accrued interest from March 15, 2004.

Note 11—Summary of Differences between UK and US Generally Accepted Accounting Principles

Differences giving rise to accounting adjustments

        The Company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The material differences relate principally to the following items and the effect of the necessary adjustments is shown in the tables below.

EFFECT ON NET INCOME/(LOSS) OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

Three months ended December 31, 2003

(in millions)
Net loss under UK GAAP (profit after tax)	£(306.2)
Less: Preference Share dividends	(5.3)

Net loss from operations attributable to holders of Ordinary shares under UK GAAP	(311.5)
Effect on net income of US GAAP adjustments:
(a) Goodwill and purchase accounting in respect of acquisitions	3.5
(b) Financial instruments	(28.8)
(c) Investments in equity securities	271.3
(e) Stock compensation	24.0
(f) Pensions	(1.8)
(g) Acquired film libraries	(0.7)
(h) Lease provision	(0.1)
(i) Merger costs	17.0
(k) Taxation effects on the foregoing adjustments	3.9

Net loss attributable to holders of Ordinary shares in accordance with US GAAP	(23.2)

Other comprehensive income/(loss):
(c) Investments in equity securities	13.7
(g) Minimum pension liability	15.1
Foreign currency translation adjustments	1.4
(k) Taxation effects on the foregoing adjustments	(4.5)

25.7

Comprehensive income	£2.5

Net loss is comprised of:
Continuing operations	£(23.7)
Discontinued operations	0.5

Net loss attributable to holders of Ordinary shares in accordance with US GAAP	£(23.2)

EARNINGS PER SHARE

Three months ended 31 December 2003

(pence)
Basic and diluted earnings/(loss) per share
Continuing operations	(3.5)
Discontinued operations	0.1

Basic earnings/(loss) per Ordinary share	(3.4)

        The earnings per Ordinary share figures have been computed by dividing net income after deducting Preference share dividends, by the weighted average number of Ordinary shares outstanding in the period.

        As there is a loss from continuing the share options are not deemed to be dilutive and hence the diluted loss per share is the same as the basic reported loss per share.

CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY
OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

As at December 31, 2003

(in millions)
Shareholders' equity under UK GAAP	£172.2
Effect on shareholders' equity of US GAAP adjustments:
(a) Goodwill and US purchase accounting in respect of acquisitions	487.8
(b) Financial instruments	41.7
(d) Investment in own shares	(0.9)
(f) Pensions	(49.0)
(g) Acquired film libraries	(14.1)
(h) Lease provision	3.0
(i) Merger costs	17.0
(j) 6.5p Preference shareholders' equity	(163.5)
(k) Taxation effects on the foregoing adjustments	44.9

Shareholders' equity in accordance with US GAAP	£539.1

Accumulated other comprehensive income:
(c) Investments in equity securities	13.7
(f) Minimum pension liability (net of related tax)	(69.8)
Foreign currency translation adjustments (net of related tax)	(8.3)

£(64.4)

Notes

(a)   Goodwill and US Purchase Accounting

        Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

        Under UK GAAP, goodwill arising on acquisitions made before September 30, 1998, has been written off directly to reserves in the year of acquisition. If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure. Goodwill that arises on acquisitions subsequent to September 30, 1998, following the introduction of FRS 10, "Goodwill and Intangible Assets", has been capitalized and amortized over its estimated useful life, which has been estimated at 20 years.

        Under US GAAP, goodwill arising on acquisitions made before September 30, 1998 has been capitalized as an intangible asset and amortized over its estimated useful life. However, the Company adopted the transition provisions of SFAS 141, "Business Combinations" ("FAS 141"), with effect from July 1, 2001. The Company also adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets" ("FAS 142"), on October 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption.

(b)   Financial instruments

        Under UK GAAP the value of underlying financial instruments is not recorded in the financial statements to the extent that the financial instruments are considered hedges. Under US GAAP, all financial instruments (such as derivatives) must be recorded on the balance sheet and carried at their fair value.

        The Company applies Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date" of Financial Accounting Standards Board ("FASB") Statement No. 133, an amendment of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of FASB Statement No. 133 (referred to hereafter as "FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to hereafter as derivatives) and for hedging. FAS 133 became effective for the Company on October 1, 2000.

        FAS 133 requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Derivative instruments must be classified as non-hedging transactions or hedging transactions (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or hedges of the net investment in a foreign operation). The accounting treatment of derivatives instruments and hedged items depends on this classification.

        Changes in the fair value of derivatives that are designated in qualifying, highly effective, fair-value hedging relationships are recognized in current period earnings along with fair value changes of the hedged item attributable to the hedged risk. Changes in the fair value of derivatives designated in qualifying, highly effective, cash-flow hedging relationships are recorded in other comprehensive income (outside earnings) and are recognized in earnings when the hedged item affects earnings. Any hedge ineffectiveness is recorded in current period earnings. Changes in the fair value of a derivative that is designated as a foreign-currency hedge is recorded in either current-period earnings or other comprehensive income, depending on whether the hedging relationship satisfies the criteria for a fair-value or cash-flow hedge. If a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative's fair value, to the extent that the derivative is effective as a hedge, are recorded in other comprehensive income as part of the cumulative translation adjustment. Changes in the fair value of derivative instruments that are not designated and do not qualify as hedging instruments are recognized in earnings when they occur.

        Certain derivative transactions, while providing economic hedges under the Company's risk management policies, do not qualify for hedge accounting under FAS 133. Under US GAAP, the Company recognizes the change in fair value for all derivatives immediately in earnings because hedge accounting is not permissible for such hedging relationships. This resulted in an additional £13.8 million net loss in the fair value of financial instruments under US GAAP for the three months ended December 31, 2003.

        Derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value under US GAAP. The Exchangeable bond, which was issued at a discount in January 2002, contains embedded put and call options relating to the conversion of the bond into Thomson shares. The debt discount is being amortized over the expected life of the bonds, which resulted in £13.7 million as an interest expense in the three months to December 31, 2003 under US GAAP. The movement between the fair value of these embedded options at the date of bond issue and December 31, 2003 totaled £88.2 million which was charged against net income under US GAAP. The movement in the fair value of the option was caused by the decline in the Thomson share price. During the three months to December 31, 2003, the fair value of the option increased by £0.2 million to £1.0 million.

        Under UK GAAP, the Company defers gains resulting from the termination of interest rate swaps and recognizes them in earnings over the term of the outstanding debt. Under US GAAP, the interest rate swaps do not qualify as hedging instruments under FAS 133, therefore, the gains are recognized in earnings in the period that they occur. This resulted in a £1.1 million US GAAP net income divergence in the three months ended December 31, 2003.

(c)   Investments in equity securities

        Under UK GAAP, the Company accounts for fixed asset investments in other than associated companies at cost less any amounts written off to reflect a permanent diminution in value. Under US GAAP, SFAS 115, "Accounting for Certain Investments in Debt and Equity", requires such investments to be held at fair value. Temporary gains or losses from instruments classified as available for sale are excluded from earnings and recorded within other comprehensive income or loss, which is presented as a separate component of shareholder's equity. A gain or loss is considered to be other than temporary when an investment's fair value falls below its carrying amount and sufficient evidence is not available which indicates that the investment's carrying amount is recoverable within a reasonable period of time. Other than temporary gains or losses are recorded in earnings. Realized gains will not be recovered until the investment is sold. The cumulative divergence of £285.0 million at September 30, 2003 related to the investment in Thomson. As at December 31, 2003 the shares were reclassified as current asset investments, writing them down to their net realizable value in the process. As a result there is no longer a US GAAP divergence in respect of this investment so the cumulative divergence has been reversed, £271.3 million through net income and £13.7 million through other comprehensive income.

(d)   Investment in own shares

        Under UK GAAP, the Company's shares held by the Employee Share Ownership Trust ("ESOP") and Qualifying Employee Share Ownership Trust ("Quest") are recorded at cost less provision for permanent diminution in value and reflected as fixed asset investments in the balance sheet. Under US GAAP, the Company's shares held by the ESOP and Quest are recorded at cost and are reflected as a reduction of shareholders' equity.

(e)   Stock Compensation

        Under UK GAAP, the cost of stock options is only recognized in net income to the extent the options were granted at a value beneath the market value on the date of grant. Under US GAAP, in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), a fair value-based method of accounting for employee stock-based awards is applied. Under SFAS 123, compensation cost is measured at the date awards are granted and is recognized through charges to expense over the employees' service period. In applying SFAS 123, the Company has estimated the fair value of options granted, using the Black-Scholes option pricing model.

        The three month period ended December 31, 2003 was the first period that the performance conditions for the two Equity Participation Plans ("EPP") were met and as a result under UK GAAP a charge was recognized for the nil priced options for the first time. The early vesting of the first EPP scheme also resulted under UK GAAP in the accelerated recognition of the charge for the nil-priced options. The charge under UK GAAP in the three month period December 31, 2003 was £26.6 million including a £5.1 million provision for National Insurance contributions.

        Under US GAAP the EPP options are accounted for under SFAS 123 resulting in a total compensation expense of £19.6 million, of which £12.2 million related to the nil priced EPP options. This compensation expense is recorded over the service period. Compensation expense related to the nil priced EPP options of £3.8 million has been recorded at September 30, 2003 and £4.6 million at December 31, 2003. There were also £1.8 million of charges in the three months to December 31, 2003 under US GAAP relating to the market-priced EPP options and other option grants. Under US GAAP the acceleration of the vesting of option grants is recognized in the period that the acceleration occurs.

(f)    Pensions

        Differences between the UK and US GAAP charges arise from the requirement to use different actuarial methods and the method of amortizing surpluses or deficits. A minimum pension liability is recognized under US GAAP when the scheme liabilities (measured as the accumulated benefit obligation) exceed the fair value of scheme assets. This occurred in 2002, resulting in a £140.1 million movement through comprehensive income. As a result of a continued recovery in the fair value of plan assets, £15.1 million of this movement reversed in the three months ended December 31, 2003. A minimum pension liability is not required to be recognized under current UK GAAP requirements.

(g)   Acquired film libraries

        Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and written off, under UK GAAP, over a period of up to 40 years. Under US GAAP (SoP 00-2), the maximum amortization period permitted is 20 years. A £0.7 million additional charge under US GAAP was recorded for the three months ended December 31, 2003.

(h)   Lease provision

        Onerous lease provisions can only be made under US GAAP if the property has ceased to be used and is available to be marketed where the market value is lower than the value of the Company's lease obligation. In instances where these criteria are met, a provision is made for the extent of the difference between the market value and the Company's lease obligation.

(i)    Merger costs

        Under UK GAAP, provisions are recognized when there is a present obligation as a result of a past event. The costs of the Merger were accrued at December 31, 2003 on the basis that it was considered more likely than not that the Merger would proceed. Under US GAAP the obligating event is the actual date of the merger. £17.0 million of these merger costs were credited to net income under US GAAP in the three months to December 31, 2003.

(j)    Taxation

        The differences between UK and US GAAP are tax-effected where applicable at the Company's relevant tax rate.

(k)   6.5p Preference Shareholders' equity

        Under UK GAAP, the 6.5p Preference shares are classified as shareholders' equity. Because the preference shares are mandatorily redeemable by the Company at the end of the term for cash, under US GAAP the preference shares are not considered part of shareholders' equity and are classified as debt.

(l)    Current Assets

        Current assets under UK GAAP include amounts which fall due after more than one year. Under US GAAP, such assets would be reclassified as non-current assets.

(m)  Exceptional Items

        Under US GAAP, exceptional items identified in the Company's UK GAAP Income Statement would be treated as part of income from continuing operations.

(n)   Other Comprehensive Income

        Other comprehensive income is reported by the Company in the reconciliation table of net income to US GAAP and in the components of shareholders' equity for US GAAP purposes.

GLOSSARY OF TERMS

ADR	American Depositary Receipt
ADS	American Depositary Share
Annual licence fee	The annual cash bid paid by a Channel 3 license holder
ASB	Accounting Standards Board (UK)
Commercial impact	One commercial impact represents the viewer watching a 30 second advertisement
CRR	Contract Rights Renewal
DTT	Digital terrestrial television
EMTN	Euro Medium Term Note
EPP	Equity Participation Plan
ESOP	Employee share ownership plan
FASB	Financial Accounting Standards Board (US)
FRS	Financial Reporting Standard
ITC	Independent Television Commission
ITV	The regional Channel 3 licenses collectively
ITV1	National free-to-air commercial television channel
ITV2	National free-to-air digital general entertainment channel
ITV convertible shares	Convertible shares of 10p each in the capital of ITV plc
ITV Network	ITV Network Limited, a company limited by guarantee of which each of the 15 regional Channel 3 licenses is a member and which owns and operates the ITV Network Centre
ITV Network Centre	The central facility, owned and operated by ITV Network, which provides the national schedule for ITV1 and commissions programs centrally on behalf of the regional Channel 3 licensees
ITV ordinary shares	Ordinary shares of 10p each in the capital of ITV plc
ITV plc	The new holding company which acquired Carlton and Granada under the terms of the Merger, incorporated in England and Wales with registered number 4967001
Merger	The Merger of Carlton and Granada
NAR	Net advertising revenue
Ofcom	Office of Communications
ONdigital	ONdigital 1998 plc (formerly ITV Digital plc) and ONdigital 1998 (Services) Limited (formerly ITV Digital (Services) Limited)
Quest	Qualifying employee share ownership trust
SEC	Securities and Exchange Commission
Secretary of State	UK Secretary of State for Trade and Industry
SSAP	Statement of Standard Accounting Practice
UK	United Kingdom
UK GAAP	United Kingdom generally accepted accounting principles
US	United States
US GAAP	United States generally accepted accounting principles
X-CAP	US$150 million Exchangeable Capital Securities of the Company

QuickLinks

TABLE OF CONTENTS
MERGER WITH GRANADA
FORWARD-LOOKING STATEMENTS
PART I
  Item 5—Operating and Financial Review and Prospects
  Item 8—Financial Information
PART II
  Item 13—Defaults, Dividend Arrearages and Delinquencies
  Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds
PART III
  Item 17—Financial Statements
  Item 19—Exhibits
SIGNATURES
CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT
CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET
CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS For the three months ended December 31, 2003
STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES For the three months ended December 31, 2003
CARLTON COMMUNICATIONS PLC AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EFFECT ON NET INCOME/(LOSS) OF DIFFERENCES BETWEEN UK GAAP AND US GAAP Three months ended December 31, 2003
EARNINGS PER SHARE Three months ended 31 December 2003
CUMULATIVE EFFECT ON SHAREHOLDERS' EQUITY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP As at December 31, 2003
  GLOSSARY OF TERMS